Digatrade Financial Corp.

(Formerly Bit-X Financial Corporation)

March 31, 2016

(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2016 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”

Bradley J. Moynes

President & CEO

“Paul Heney”

Paul Heney

Chairman & Director

2

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Interim Consolidated Balance Sheets

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	March 31, 2016	December 31, 2015
		$	$
ASSETS

CURRENT
Cash		2,984	-
Prepaid Expenses		7,522	12,943
Accounts Receivable	5	73,416	51,019

		83,967	63,962
NON-CURRENT
Property and Equipment	6	402	432

		84,369	64,394

LIABILITIES

CURRENT
Bank Indebtedness		-	24
Trade and Other Payables	7	309,538	328,518
GST Payable (Recoverable)		2,278	(2,938)
Liabilities to Customers	8	41,824	42,747
Convertible Promissory Notes Payable	9	625,095	639,824

		978,735	1,008,175

SHAREHOLDERS' DEFICIENCY

Share Capital	10	3,358,848	3,358,848
Share Subscription Received		25,998	25,998
Deficit		(4,279,212)	(4,328,627)

		(894,366)	(943,781)

		84,369	64,394

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Paul Heney”	“Bradley J. Moynes”
Paul Heney Chairman & Director	Bradley J. Moynes President, CEO and Director

The accompanying notes are an integral part of these interim financial statements

3

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

Unaudited – prepared by management

(Expressed in Canadian Dollars)

Three Months ended	March 31,
	2016	2015
	$	$
REVENUE
Consulting Fee Income	123,894	-

EXPENSES

Accounting, Audit and Legal	8,000	6,000
Amortization	31	43
Consulting Expense	15,700	15,000
Filing and Transfer Agent Fees	2,507	2,117
Management Fees	15,000	15,000
Administration Expenses	-	2,726
Bank Charges and Interest	483	12
Project Development Costs	62,161	12,493

	103,880	53,391

PROFIT (LOSS) BEFORE OTHER ITEMS	20,012	(53,391)

Foreign Exchange (Loss) Gain	29,403	(13,655)

NET PROFIT (LOSS) FOR THE PERIOD	49,415	(67,046)

Other Comprehensive Income	-	-

NET COMPREHENSIVE LOSS FOR THE PERIOD	49,415	(67,046)

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	82,442,179	80,528,290

BASIC AND DILUTED PROFIT (LOSS) PER SHARE	0.001	(0.001)

The accompanying notes are an integral part of these interim financial statements

4

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Interim Consolidated Statement of Changes in Shareholders’ Equity

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Equity-based payments reserve	Share subscriptions received	Commitment to issue shares	Deficit	Total
			$	$	$	$	$	$
Balance, December 31, 2014		80,492,179	3,241,848	18,600			(3,789,794)	(529,345)
Shares to be issued pursuant to a private placement	10(b)(ii)	250,000	32,000-	-	-	-		32,000
Net loss for the period		-	-	-	-	-	(67,046)	(67,046)
Balance, March 31, 2015		80,742,179	3,273,514	18,600	-	-	(3,856,840)	(564,392)

Balance, December 31, 2015		82,442,179	3,358,848	-	25,998		(4,328,627)	(943,782)
Net profit for the period	10(b)(iii)	-	-	-	-	-	49,415	49,4156
Balance, March 31, 2016		82,442,179	3,358,848	-	25,998	-	(4,279,211)	(894,365)

The accompanying notes are an integral part of these interim financial statements

5

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Interim Consolidated Statements of Cash Flows

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	March 31,
	2016	2015
	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	49,415	(67,046)

Non-Cash Items
Unrealized foreign exchange (gains) losses	(29,879)	13,655
Amortization of prepaid expenses	2,507	2,117
Amortization of property and equipment	30	43

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	(22,442)	-
Prepaid Expenses	2,914	-
GST Payable (Recoverable)	5,216	5,231
Liabilities to Customers	(923)	-
Accounts Payable and Accrued Liabilities	(18,980)	6,062

	(12,142)	(39,938)

FINANCING ACTIVITIES

Share Subscriptions Received	-	32,000
Proceeds Received on Issuance of Promissory Notes	15,150	41,069

	15,150	73,069

NET INCREASE IN CASH	3,008	33,131

(Bank Indebtedness), Beginning of the Period	(24)	(104)

Cash, End of the PERIOD	2,984	32,986

The accompanying notes are an integral part of these interim financial statements

6

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2000, under the Company Act of the Province of British Columbia, Canada. On February 19, 2015 the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corp. The Company is focused on developing blockchain technology services and branding a digital asset exchange trading platform that allows customers to trade digital assets and alternative currencies..

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns and operates a technology platform and provides operational support specializing in web-based digital currency exchange and transaction services for the cryptographic digital currencies known as Bitcoin and other alternative digital coins.

This services agreement has been implemented is in line with the Company’s business model restructuring which is to focus on licensing, developing and branding a digital exchange trading platform and peer-to-peer electronic payment processing network along with Blockchain development services.

Prior to 2015, the Company was engaged in identifying, financing, and developing oil and gas energy resource properties in North America (Note 7). Prior to 2012, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe.

While these unaudited interim condensed financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, has incurred significant operating losses and negative cash flows from operations, and has been reliant on external financing of equity. As at March 31, 2016, the Company has a consolidated deficit of $4,279,212 and a working capital deficit of $894,768.

There is no assurance that the Company will be successful in generating and maintaining profitable operations, or will be able to secure future debt or equity financing for its development activities and working capital requirements.

These unaudited interim condensed financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

7

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited interim condensed financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2015 consolidated annual financial statements.

The policies applied in these interim financial statements are based on IFRS policies as of May 27 2016, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2016 could result in restatement of these interim financial statements, including the adjustments recognized on transition to IFRS.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

The Company’s former subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., were de-registered during the year ended December 31, 2015.

8

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

9

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas reserves are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. Proceeds from the disposal of oil and gas properties are applied against the capitalized costs of the related property.

The property was written-off in the year ended December 31, 2014 with no proceeds arising on the disposition

g)	Project Development Costs

Project development costs are expensed as incurred.

h)	Provisions for Restoration and Rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken, it is more likely than not that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. The liability is increased over time to reflect an accretion to the amount ultimately payable on the date it is paid.

As at March 31, 2016 and December 31, 2015, the Company has no material restoration and rehabilitation obligations.

i)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

j)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

10

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

l)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

ii)	Deferred Income Tax

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

11

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s subscription receivable fall into this category of financial instruments.

12

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial Instruments

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is based on recent historical counterparty default rates for each identified group. The impairment losses are recognized in profit or loss.

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

13

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial Instruments

ii) Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company currently does not hold financial liabilities in this category.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables and amount due to related parties fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

14

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards, if applicable, when they become effective.

a)	IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has not yet determined the impact of this standard on its consolidated financial statements.

c)	IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019

15

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)	Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

b)	Provision for Restoration and Rehabilitation

The Company recognizes a provision for future abandonment activities in the financial statements equal to the net present value of the estimated future expenditures required to settle the estimated future obligation at the statement of financial position date. The measurement of the restoration and rehabilitation obligation involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

16

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 4 - ENTRY INTO THE DIGITAL ASSETS EXCHANGE BUSINESS

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company has paid US$100,000 in fees which were based on completion of certain milestones. In addition, the Company is required to pay monthly maintenance fees of US$10,000 which is to reimburse ANX for the costs associated with the ongoing maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

The Company expenses Project Development costs as incurred.

Joint venture to develop a digital currency

On February 9, 2016, the Company entered into a joint venture agreement to develop a diamond-backed digital asset with Caratscoin Capital Inc., whereby the Company undertook to provide development services to the joint venture and to list a new digital asset on its trading platform. Pursuant to the agreement the joint venture partner is to provide the initial diamond reserve at cost with vault facilities and up to US$300,000.

Agreement to develop a digital currency

On February 24, 2016 the Company entered into an agreement with ANX to develop a diamond-backed digital currency. The Company is required to make certain cash payments to ANX.

Agreement to develop a Bitcoin debit card

On February 24, 2016 the Company entered into an agreement with ANX to develop a Bitcoin debit card for the Company’s customers, which can be used to make purchases on any retail, point-of-sale devices or withdraw cash from ATMs that support the global network. The Company is required to make certain cash payments to ANX.

NOTE 5 – ACCOUNTS RECEIVABLE

As at March 31, 2016 and December 31, 2015, the Company had the following amounts due from third parties:

	March 31, 2016	December 31, 2015
	$	$
Trade Receivable	30,089	-
Credit Card Proceeds Receivable	1,548	8,272
Due From Trading Platform (Note 8)	41,824	42,747

	73,416	51,019

17

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 – PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total
	$	$	$
COST
December 31, 2015	5,236	1,656	6,892

Additions	-	-	-

March 31, 2016	5,236	1,656	6,892

ACCUMULATED DEPRECIATION
At December 31, 2015	4,870	1,590	6,460

Depreciation Charge	26	4	30

March 31, 2016	4,796	1,594	6,490

NET BOOK VALUE
At December 31, 2015	366	66	432

At March 31, 2016	339	63	402

NOTE 7 – TRADE AND OTHER PAYABLES

	March 31, 2016	December 31, 2015
	$	$

Trade Payables	28,707	33,608
Accrued Liabilities	191,706	207,824
Related Party Payable (Note 10(a))	88,523	87,086

	309,538	328,518

NOTE 8 - LIABILITY TO CUSTOMERS

As at March 31, 2015, the Company had a liability to customers trading on the Company’s currency platform in the amount of $41,824 (December 31, 2015 – $42,747). This amount is offset by an equal amount due to the Company from the trading platform. (Note 5)

18

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 9 – CONVERTIBLE PROMISSORY NOTES PAYABLE

On February 5 2016, the Company issued a convertible promissory note in the amount of $5,550 (US$4,000) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On March 20, 2016, the Company issued a convertible promissory note in the amount of $6,680 (US$5,150) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On March 28, 2016, the Company issued a convertible promissory note in the amount of $2,919 (US$2,200) to an related party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

The notes are non-interest bearing and unsecured. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first.

The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

NOTE 10 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

i)	Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 835 shares to round up fractional entitlements resulting from the consolidation. The basic loss per share calculations disclosed in the consolidated statements of comprehensive loss for prior periods have been adjusted to reflect the share consolidation.

ii)	Shares issued in connection with a private placement

On March 18, 2015 the Company completed a private placement of 250,000 common shares at a price of US$0.10 per share, raising gross proceeds of $32,000 (US$25,000)

iii)	Shares to be issued in connection with a private placement

On November 11, 2015, the Company completed a private placement of 400,000 shares at US$0.05 per share, raising gross proceeds of $25,998 (US$20,000). The shares have not been issued as of March 31, 2016.

19

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL (continued)

c)	Share Purchase Warrants

As at March 31, 2016 and December 31, 2015, the Company had no share purchase warrants outstanding

d)	Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon the signing of the agreement and to issue common 75,000 shares to be held in escrow as security for trade payable of US$6,687 (CDN$7,334) owed by the Company. As at December 31, 2014, trade and other payables included $7,334 owed to this creditor, net of the value of escrow shares being $7,334. The Company is obligated to pay the creditor a further US$6,687 forty five days after the Company’s stock becomes Deposit and Withdrawal at Custodian (“DWAC”) eligible. Upon payment of the final amount owing, the escrow shares will be returned to the Company.

NOTE 11 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a) Related Party Balances

(i)	Trade and Other Payables

As at March 31, 2015, the Company had $88,523 (December 31, 2015 – $87,086) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

(ii)	Promissory Notes

Included in Convertible Promissory Notes as at December 31, 2015, was $87,941 including US$31,200 (December 31, 2015 - $87,611 including US$29,000) owed to a company controlled by a Director (also an officer) of the Company.

Included in Convertible Promissory Notes as at March 31, 2016, was $65,100 (December 31, 2015 - $65,100) owed to a former officer of the Company.

Included in Convertible Promissory Notes as at March 31, 2016 was $69,205 including US$50,000 owed to a company controlled by a former officer of the Company (December 31, 2015 - $69,205 including US$50,000).

20

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 11 – RELATED PARTIES TRANSACTIONS (continued)

b) Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended March 31, 2016 and 2015 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

Three Months ended	March 31,
	2016	20154
	$	$

Management Fees	15,000	15,000

NOTE 12 – SUBSEQUENT EVENTS

Convertible Promissory Notes

On April 5, 2016, the Company issued a convertible promissory note in the amount of $3,000 to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2021.

On April 20, 2016, the Company issued a convertible promissory note in the amount of $10,100 to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2021.

The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

NOTE 13 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

21

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Notes to the Interim Consolidated Financial Statements

March 31, 2016

(Expressed in Canadian Dollars)

NOTE 13 – FINANCIAL INSTRUMENTS (continued)

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e) Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

NOTE 14 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at March 31, 2016 totaled $3,384,846 (December 31, 2015 - $$3,384,846). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during three months ended March 31, 2016.

As at March 31, 2016 the Company had a working capital deficiency of $894,768. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended March 31, 2016.

22